UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OTTER TAIL CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	0-53713	27-0383995
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

215 South Cascade Street, P.O. Box 496, Fergus Falls, MN	56538-0496
(Address of principal executive offices)	(Zip Code)

George A. Koeck,
General Counsel & Corporate Secretary
(866) 410-8780
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Otter Tail Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Conflict Minerals Disclosure

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Two of the Company’s subsidiaries’ operations manufacture, or contract to manufacture, products for which Conflict Minerals, specifically tin, are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry regarding the use of Conflict Minerals within the Company’s subsidiaries. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Specifically, the Company surveyed the two suppliers who provide the product containing tin.  The Company further requested and obtained from its subsidiaries’ suppliers written representations regarding the source of any Conflict Minerals contained in their product which is used by the Company’s subsidiaries.  The two subsidiaries sources the tin from two suppliers.  Each supplier has provided us with written certification that the tin in their product is produced from conflict fee areas.

Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. This information is publicly available at the Company’s website http://www.ottertail.com under the Investors Information, SEC Documents, Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits
Based on the above no Conflict Minerals Report is required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTTER TAIL CORPORATION
Date: June 1, 2015

	By	/s/ George A. Koeck
George A. Koeck
General Counsel & Corporate Secretary